October 26, 2005

Zafar Hasan, Esq.

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	AVVAA World Health Care Products, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 20, 2005
File Number 333-124667

Dear Mr. Hasan:

We represent AVVAA World Health Care Products, Inc. (“AVVAA”). We are in receipt of your letter dated October 5, 2005 regarding the above referenced filing and the following are our responses:

General

Consolidated Statement of Stockholder’s Deficit, page F-5

1.

Regarding your response to prior comment thirteen, please tell us why it is appropriate to consider the shares, related to the consulting services received and the settlement of debt, as issued and outstanding, apparently based solely on the fact that their issuance had been approved by your board of directors. As the shares apparently had not been physically issued as of a balance sheet date, please tell us why you did not continue to include the balance in accounts payable and deferred compensation. In addition, please cite the specific authoritative literature supporting your accounting and address the applicability of (and, if applicable, your compliance with) paragraph 16 of SFAS 140. Furthermore, please clarify why the balance: (a) was revised as of and during the year ended May 31, 2004,while your response only addresses the status of the shares as of May 31, 2005 and (b) was not revised as of and during the year ended May 31, 2003.

Answer:               It has been determined that the shares in question should not have been recorded as issued and outstanding as at May 31, 2004. Accordingly, we have restated the May 31, 2004 balance sheet and the statement of stockholders’ equity for the year then ended. The liabilities were reinstated and the accounting for the share issuances was reversed. Accordingly, an amended 10-KSB for the year ending May 31, 2004 has been filed.

In response to your query 1.a., the date referred to in the response should have read May 31, 2004 rather than May 31, 2005.

In response to your query 1.b., no revision to the May 31, 2003 financial statement is required as the total amount recorded as additional common stock subscribed was for cash received as shares subscriptions pursuant to a private placement closed subsequent to May 31, 2003. This has been properly accounted for and disclosed.

Notes to the Consolidated Financial Statements, page F-6

16. Restatement, page F-24

2.

In your recent response to our comment ten dated July 11, 2005, you asserted that the advances to and from related parties are appropriately reported as financing activities. However, in your previous response to our comment 44 dated June 2, 2005, you stated that you had revised your statement of cash flows to move the advances from financing to operating activities. Please resolve this apparent discrepancy for us. If you did, in fact, move the advances to operating activities, please tell us why: (a) you did not discuss this apparent restatement in this Note, (b) the auditor did not discuss it in its report, and (c) the statement of cash flows for 2003 was not labeled as having been restated.

Answer: The discrepancy resulted from the Company failing to file an amendment to the February 28, 2005 10-QSB in conjunction with the previous response letter. An amended February 28, 2005 10-QSB has been filed with are statement note that clears up the discrepancy. As a result of this amended filing, there are no changes required to the May 31, 2005 financial statements and the February 28, 2003 statement of cash flows does not require restatement.

Audited Financial Statements as of May 31, 2004 and 2003

Report of Independent Auditors

3.

Please tell us why the auditor did not date its report to address there statement and why it does not address the restatement related to the amounts previously included in additional common stock subscribed. Otherwise, please include a report that has been revised by them to address these matters.

Answer: Please be advised that the auditor has revised its report to be dual dated and to address the restatement relating to the correction of previously recorded share issuances.

Form 10-KSB for the Fiscal Year Ended May 31, 2005

4.	Please provide us the disclosures that were required by Item 307 of Regulation S-B.

Answer: The disclosures that were required by Item 307 of Regulation S-B have been provided.

Amendment #1 to Form 10-KSB for the Fiscal Year Ended May 31, 2004

Item 14. Controls and Procedures

5.

In light of the need to restate your financial statements, please tell us whether your principal executive and principal financial officers re-evaluated their original conclusions surrounding the effectiveness of your disclosure controls and procedures as of May 31, 2004. If so, please tell us why they continue to believe that they were effective.

Answer: Please be advised that the Company's principle executive and principal financial officers reevaluated our control procedures with respect to the accurate and timely recording of stock options granted and common share issuances in the Company's financial statements. As a result of this reevaluation, the Company has implemented control procedures to correct a deficiency, in the recording of stock options and common share issuances. Controls implemented include the numerical sequencing of all stock options granted and common shares issued as approved by the Company's Board of Directors. A separate control log is maintained by the Company's Administrative Accounting Assistant. This log is independently reviewed by the Company's Controller and Chief Accounting Officer. These procedures were executed in July 2005 and carried out retroactively to June 1, 2003. No additional errors were detected. As a result of this reevaluation, the Company continues to believe that its disclosure controls and procedures were effective.

Very truly yours,

ANSLOW & JACLIN, LLP

BY:	/s/ Richard I. Anslow
RICHARD I. ANSLOW

RIA/jr